UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One):

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 001-10960

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRSTCASH 401(k) PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTCASH, INC.
1600 West 7th Street
Fort Worth, Texas 76102

FIRSTCASH 401(k) PROFIT SHARING PLAN
INDEX

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements:
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	S-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the
FirstCash 401(k) Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the FirstCash 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2017 and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, and the changes in net assets available for benefits for year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Whitley Penn LLP

We have served as the Plan’s auditor since 2018.

Fort Worth, Texas
June 22, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Investment Committee
FirstCash 401(k) Profit Sharing Plan
Fort Worth, Texas

We have audited the accompanying statement of net assets available for benefits of the FirstCash 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. FirstCash 401(k) Profit Sharing Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for benefits of the FirstCash 401(k) Profit Sharing Plan as of December 31, 2016, and the changes in its net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Stovall Grandey & Allen LLP

Fort Worth, Texas
June 28, 2017

FIRSTCASH 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2017	2016
ASSETS:
Investments, at fair value:
Money market funds	$2,990,190	$61,512,131
Mutual funds	23,305,902	7,173,741
Common/collective trust funds	72,327,594	17,682,416
FirstCash, Inc. common stock	15,377,723	10,956,452
Total investments	114,001,409	97,324,740

Notes receivable from participants	6,849,561	6,322,911

Contributions receivable:
Participant	341,070	254,726
Employer	136,042	109,917
Total contributions receivable	477,112	364,643

Total assets	121,328,082	104,012,294

LIABILITIES:
Other liabilities	8,811	54,622

Total liabilities	8,811	54,622

Net assets available for benefits	$121,319,271	$103,957,672

See accompanying notes to these financial statements.

FIRSTCASH 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2017	2016
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$15,379,118	$2,942,896
Interest and dividends	972,537	297,811
Total investment income	16,351,655	3,240,707

Contributions:
Participant	11,240,409	2,631,068
Participant rollovers	308,159	22,140
Employer	4,320,095	793,673
Total contributions	15,868,663	3,446,881

Interest income on notes receivable from participants	268,091	67,735

Other	252,821	55,768

Total additions	32,741,230	6,811,091

Deductions from net assets attributable to:
Benefits paid directly to participants	14,641,670	3,064,873
Investment management fees	220,788	101,448
Administrative fees	484,271	91,494
Custody fees	32,902	13,785
Total deductions	15,379,631	3,271,600

Increase in net assets available for benefits before transfers	17,361,599	3,539,491

Transfers from other plans (Note 9)	—	74,306,512

Increase in net assets available for benefits	17,361,599	77,846,003

Net assets available for benefits:
Beginning of year	103,957,672	26,111,669

End of year	$121,319,271	$103,957,672

See accompanying notes to these financial statements.

FIRSTCASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

1.	DESCRIPTION OF PLAN

The following brief description of the FirstCash 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for complete information regarding the Plan’s definitions, benefits, eligibility and other matters.

Certain amounts in prior year comparative presentations have been reclassified in order to conform to the 2017 presentation.

General
The Plan is a salary deferral plan covering substantially all U.S.-based employees of FirstCash, Inc. and its wholly-owned subsidiaries (the “Company” or the “Employer”) who have completed six months of service with the Company and have reached age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The trustee and custodian of the Plan is TD Ameritrade Trust Company (the “Trustee”).

Contributions
Each year, participants may contribute to the Plan an amount up to 100% of their annual compensation as pre-tax or Roth after-tax contributions. However, each participant’s annual contribution shall not exceed the maximum amount allowed for deferral as set forth by the Internal Revenue Code (the “Code”), which was $18,000 for 2017 and 2016. In addition, participants over age 50 were allowed to contribute an additional $6,000 for 2017 and 2016. The amount of a participant’s annual compensation that may be taken into account for purposes of determining the Company’s matching contribution for any purpose under the Plan shall not exceed an amount prescribed annually by the Code. Unless they elect otherwise, employees are automatically enrolled in the TD Ameritrade Trust Company StarCore II fund and contribute 5% of their compensation beginning six months after their date of hire. Prior to July 1, 2016, the automatic enrollment percentage was 3%. Effective December 31, 2016, the Company contributes to the Plan a matching amount equal to 50% of the first 5% of the participant’s annual compensation contributed to the Plan. Prior to December 31, 2016, the Company match amount was 40% of the first 6% of the participant’s annual compensation contributed to the Plan. Participants are eligible to receive Company matching contributions after twelve months of service with the Company, subject to vesting requirements. In addition, a special discretionary contribution, as determined by the Company, may be contributed, pro rata, based upon each participating employee’s compensation to the total compensation of all participating employees. No such contribution was made in 2017 or 2016.

If a participant makes a contribution during any year in an amount which exceeds the maximum amount allowed under the Code pertaining to highly compensated employees, the contribution is refunded and the matching Company contribution on such additional participant contribution may be forfeited by the participant and applied to reduce the Employer’s matching contribution to the Plan for the following year. Management believes that the Plan is in compliance with the funding requirements of ERISA.

Vesting
Participants are immediately vested in their contributions (including rollovers) plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service with the Company, which is determined as a twelve consecutive month period ending on each anniversary of a participant’s date of hire. Participants become 25% vested in employer contributions after two years, and an additional 25% each year thereafter until 100% vested upon five years of credited service. Participants of the Cash America International, Inc. (“Cash America”) 401(k) Savings Plan, which merged into the Plan effective December 30, 2016 (see discussion in Note 9), become 20% vested in employer contributions after one year, and an additional 20% each year thereafter until 100% vested upon five years of credited service. A participant is also 100% vested upon reaching retirement age or if employment is terminated by reason of total and permanent disability or death.

FIRSTCASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

Participant Accounts
Each participant’s account is credited with the participant’s contribution, allocations of the Company’s matching contributions and special discretionary contributions, if applicable. The various participant allocations are based on a percentage of the participant’s elective deferral or compensation in relation to total compensation of participants, as defined in the Plan agreement.

Investment Options
Upon enrollment into the Plan, a participant may direct their contributions to purchase the Company’s common stock or any of the investment options offered by the Trustee of the Plan. Participant contributions directed to purchase the Company’s common stock are limited to 20% of the participant’s total contributions. Participants may change the allocation of their existing funds and future contributions at any time.

Payment of Benefits
Participants whose employment terminates for any reason (except death or disability) are generally entitled to receive the vested portion of their account in the form of a lump sum distribution payable in cash. If a terminated participant’s vested balance is $5,000 or less, and the participant does not consent to a distribution of the vested account balance, the vested benefit is automatically rolled over to an IRA provider. If the participant’s vested balance exceeds $5,000, no distribution is made from the Plan without the participant’s consent. Hardship withdrawals are permitted if the participant meets the eligibility requirements of the Plan. There were $5,161 and $5,181 of benefits payable to participants at December 31, 2017 and 2016, respectively.

Participant Loans
A participant may apply to the plan administrator for a loan under the Plan. All loans to participants are subject to the terms and conditions set forth in the Plan document and trust agreement. Participants may borrow up to one-half of their vested account balance or $50,000, whichever is less. The loans will bear a reasonable rate of interest based upon the prime interest rate plus 1%, and remains constant for the term of the loan. Repayments of the loan balance, plus interest, are paid ratably through bi-weekly after-tax payroll deductions, not to exceed five years, unless the loan was obtained to acquire a primary residence, then over a reasonable period of time as determined by the trustee, but not to exceed 15 years. A participant may have only one loan outstanding at any one time. Participant loans are collateralized by the funds in their respective participant accounts.

Forfeitures
Participants who terminate employment prior to being fully vested in the Company’s matching contributions forfeit the non-vested contributions and related earnings. At December 31, 2017 and 2016, there were approximately $843,000 and $203,000, respectively, of forfeited non-vested amounts. Forfeitures of Company matching contributions may be used to reduce future Employer’s matching contribution to the Plan. In 2017 and 2016, Company matching contributions were reduced by approximately $203,000 and $62,000, respectively, from forfeited, non-vested amounts. Forfeitures of special discretionary Company contributions, if applicable, are reallocated among all remaining participants.

Administrative Fees
The Company has paid, at its discretion, certain of the administrative expenses of the Plan. Administrative expenses paid by the Company in 2017 and 2016 were approximately $91,000 and $92,000, respectively.

Tax Status
Effective January 1, 2016, the Plan was amended and restated by the adoption of the Rogers Wealth Group Inc. Volume Submitter Profit Sharing Plan with CODA, which has a favorable opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2014. This opinion letter states that the form of the prototype plan is acceptable under Section 401 of the Code. The Company may rely on this letter with respect to the qualification of the Plan under Code Section 401(a) with certain limitations.

FIRSTCASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America (“GAAP”) requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting in accordance with GAAP.

Valuation of Investments
Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares (“NAV”) held by the Plan at year-end. Common collective trust funds are valued using the NAV quoted on a private market; however the unit price is based on underlying investments which are traded on an active market. Equity securities are valued at fair value using quoted market prices. Investments in money market funds are valued using $1 for the NAV as a practical expedient. Reinvested income, accrued interest and dividends are reflected as additions to the cost basis of the investments. Investment transactions are recorded on a trade-date basis. Interest income is recorded when earned and dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants
Loans to participants are reported at their principal balances plus any accrued but unpaid interest. Loans that are not repaid within 180 days of termination with the Company are considered as defaulted and recorded as a deemed distribution, which is a taxable event for the participant.

Payment of Benefits
Benefits are recorded when paid. Benefits due to participants who have elected to withdraw from the Plan, but have not been paid, are deducted from net assets available for benefits.

Use of Estimates
The preparation of financial statements in conformity with GAAP, as applied to defined contribution employee benefit plans, requires the Plan’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Fully Benefit-Responsive Investments
The Diversified Investment Advisors Stable Pooled Fund (the “Stable Pooled Fund”) was transferred into the Plan as a result of the merger of the Cash America International, Inc. 401(k) Savings Plan with the Plan (see Note 9). The Stable Pooled Fund invests in fully benefit-responsive investments through its indirect investment in the Wells Fargo Stable Return Fund G, a collective trust fund sponsored by Wells Fargo Bank, N.A. that invests in stable value investment vehicles such as guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts issued by highly-rated financial institutions and corporations, as well as obligations of the U.S. Government or its agencies.

FIRSTCASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

Collective trust funds, such as the Stable Pooled Fund, that are held by a defined-contribution plan and invest in fully benefit-responsive investments are required to be reported at fair value. As permitted by GAAP, the Stable Pooled Fund calculates fair value using NAV per share, and the relevant measurement attribute is contract value because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As such, the fair value of the Stable Pooled Fund as presented on the statement of net assets available for benefits as of December 31, 2017 and 2016 is equal to the contract value of the Stable Pooled Fund as of that measurement date.

3.    INVESTMENTS

According to GAAP, participant loans are to be classified on the statement of net assets available for benefits as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. According to the Department of Labor, participant loans are considered an investment, and are required to be included as supplemental information in the schedule of assets held for investment purposes at end of year. The following is a reconciliation of the schedule of assets held for investment purposes to the financial statements as of December 31:

	2017	2016
Investments per schedule of investments held for investment purposes at end of year	$120,850,970	$103,647,651
Less: notes receivable from participants	(6,849,561)	(6,322,911)
Investments per financial statements	$114,001,409	$97,324,740

4.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

5.	PARTIES – IN – INTEREST

FirstCash, Inc. common stock and notes receivable from participants are considered parties-in-interest to the Plan. The investment in FirstCash, Inc. common stock was $15,377,723 and $10,956,452 at December 31, 2017 and 2016, respectively, and appreciated in value by $4,854,931 and $1,257,932 during 2017 and 2016, respectively. The balance of notes receivable from participants was $6,849,561 and $6,322,911 at December 31, 2017 and 2016, respectively, and interest income on notes receivable from participants was $268,091 and $67,735 during 2017 and 2016, respectively. The investment in FirstCash, Inc. common stock and notes receivable from participants are exempt from the prohibited transaction rules.

The Trustee of the Plan is a party-in-interest as defined by ERISA. The Trustee invests certain Plan assets in common/collective trust funds and money market funds and such transactions qualify as party-in-interest transactions permitted by the Department of Labor.

FIRSTCASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

6.	CONCENTRATION OF MARKET RISK

At December 31, 2017 and 2016, approximately 13% and 11%, respectively, of the Plan’s assets were invested in the common stock of the Company. The underlying value of the Company’s common stock is dependent upon the performance of the Company, the market’s evaluation of such performance and overall market conditions. Investment securities, in general, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect the participant’s account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in net assets available for benefits. Participant contributions directed to purchase the Company’s common stock are limited to 20% of the participant’s total contributions.

7.	RECONCILIATION TO FORM 5500

Benefit claims payable are reported as a liability on Form 5500 but are not recorded as a liability on the financial statements prepared in accordance with GAAP. Excess contributions are recorded as a liability on the financial statements in accordance with GAAP, but not recorded as a liability on Form 5500.

The reconciliation of net assets available for benefits per the Form 5500 to the financial statements is as follows:

	December 31,
	2017	2016
Net assets available for benefits per Form 5500	$121,318,879	$104,006,224
Benefits to participants paid in 2017	—	5,181
Benefits to participants to be paid in 2018	5,161	—
Excess contributions refunded in 2017	—	(53,733)
Excess contributions to be refunded in 2018	(4,769)	—
Net assets available for benefits per financial statements	$121,319,271	$103,957,672

The reconciliation of changes in net assets available for benefits per the Form 5500 to the financial statements is as follows:

	Year Ended December 31,
	2017	2016
Changes in net assets available for benefits per Form 5500	$17,312,655	$3,588,372
Benefits to participants paid in 2016	—	(15,457)
Benefits to participants paid/to be paid in 2017	(5,181)	5,181
Benefits to participants to be paid in 2018	5,161	—
Excess contributions refunded in 2016	—	15,128
Excess contributions refunded/to be refunded in 2017	53,733	(53,733)
Excess contributions to be refunded in 2018	(4,769)	—
Change in net assets available for benefits before transfers per financial statements	$17,361,599	$3,539,491

FIRSTCASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

8.	FAIR VALUE MEASUREMENTS

In accordance with GAAP, the Plan’s assets and liabilities, which are carried at fair value, are classified in one of the following three categories:

Level 1 – Quoted prices in active markets for identical investments.

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs that are not corroborated by market data.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for instruments measured at fair value.

Money Market Funds
These investments are public investment vehicles valued using $1 for the NAV, or its equivalent, as a practical expedient.

Mutual Funds
These investments are valued at the NAV of shares held by the Plan at year end based on quoted market prices and are classified within Level 1 of the fair value hierarchy.

Common/Collective Trust Funds
These investments are public investment vehicles valued using the NAV, or its equivalent, as a practical expedient, provided by the administrator of the fund. The Stable Pooled Fund was valued using NAV per share as a practical expedient. NAV is based on the fair value of the underlying investments held by the fund less its liabilities. In accordance with GAAP, since the Stable Pooled Fund was measured using the NAV per share practical expedient, the Stable Pooled Fund has not been classified in the fair value hierarchy. See Note 2 for additional information on the Stable Pooled Fund.

FirstCash, Inc. Common Stock
FirstCash, Inc. common stock is valued at the closing price reported on the New York Stock Exchange and is classified within Level 1 of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2017 or 2016, and there were no changes in the valuation methodologies between these periods.

FIRSTCASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

The following tables present the fair value of investments, measured on a recurring basis, as of December 31, 2017 and 2016, respectively, by the fair value hierarchy described above. The Plan had no investments classified as Level 2 or 3 at December 31, 2017 or 2016.

	Total	Fair Value Measurements Using
	Investments	Level 1	Level 2	Level 3
Balance at 12/31/2017
Investments at fair value:
Mutual funds	$23,305,902	$23,305,902	$—	$—
Common stock	15,377,723	15,377,723	—	—
Total	38,683,625

Investments measured at NAV (1):
Money market funds	2,990,190
Common/collective trust funds (2)	72,327,594
Total	75,317,784

Total Plan investments	$114,001,409

Balance at 12/31/2016
Investments at fair value:
Mutual funds	$7,173,741	$7,173,741	$—	$—
Common stock	10,956,452	10,956,452	—	—
Total	18,130,193

Investments measured at NAV (1):
Money market funds	61,512,131
Common/collective trust funds (2)	17,682,416
Total	79,194,547

Total Plan investments	$97,324,740

(1)
In accordance with GAAP, certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table above are intended to permit reconciliation to the amounts in the Statement of Net Assets Available for Benefits.

(2)	All of the common collective trust funds are immediately redeemable and have no notice requirements.

FIRSTCASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2016

9.	MERGER

On September 1, 2016, the Company completed its merger with Cash America, whereby Cash America merged with and into a wholly owned subsidiary of the Company (the “Merger”). As a result of the Merger, the Cash America International, Inc. 401(k) Savings Plan was merged into the Plan effective December 30, 2016 and the following net assets of the Cash America International, Inc. 401(k) Savings Plan were transferred into the Plan on December 30, 2016:

Money market funds	$60,594,794
Stable pooled fund	4,180,783
FirstCash, Inc. common stock	4,579,645
Notes receivable from participants	4,589,266
Contributions receivable	362,024
Transfers from other plans	$74,306,512

The transfer initiated a blackout period beginning December 31, 2016 and continuing through January 18, 2017. During the blackout period, funds could not be applied to employee-selected funds with the Plan or withdrawn from the Plan until the custodian had time to accurately complete the transfer. During the blackout period, employee contributions continued to be made through payroll deductions, and the contributions were deposited and held in a money market fund until the completion of the blackout period. At the end of the blackout period, these funds and funds transferred into the Plan on December 30, 2016 were transferred to the investment options requested by each participant.

SUPPLEMENTAL SCHEDULE

FIRSTCASH 401(K) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 75-2237318	Plan Number: 001
DECEMBER 31, 2017

(a)	(b)	(c)	(d)	(e)
	IDENTITY OF ISSUER, BORROWER, LESSOR OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE RATE OF INTEREST, COLLATERAL PAR OR MATURITY VALUE	COST	CURRENT VALUE
	Money Market Funds:
*	TD Ameritrade Trust Company	TD Bank USA Institutional Money Market	**	$2,127,669
*	TD Ameritrade Trust Company	TD Bank USA Money Market	**	862,521
				2,990,190
	Mutual Funds:
	Dimensional Fund Advisors	Intermediate Government Fixed Income	**	775,922
	Dimensional Fund Advisors	US Large Cap Value	**	2,998,509
	Dreyfus	Small Cap Stock Index	**	2,240,189
	TIAA-CREF	S&P 500 Index	**	3,196,256
	TIAA-CREF	International Equity Index	**	391,241
	American Funds	EuroPacific Growth	**	2,408,420
	American Funds	Investment Company of America	**	1,703,542
	Vanguard	Short Term Bond Index (Admiral shares)	**	1,634,952
	Vanguard	Growth Index (Admiral shares)	**	5,356,511
	Vanguard	Mid Cap Index (Admiral shares)	**	2,600,360
				23,305,902
	Common /Collective Trust Funds:
*	TD Ameritrade Trust Company	StarCore I	**	1,460,280
*	TD Ameritrade Trust Company	StarCore II	**	53,942,281
*	TD Ameritrade Trust Company	StarCore III	**	3,061,056
*	TD Ameritrade Trust Company	StarCore IV	**	3,238,868
*	TD Ameritrade Trust Company	StarCore Global Value	**	680,357
*	TD Ameritrade Trust Company	StarCore International	**	491,425
*	TD Ameritrade Trust Company	StarCore US	**	845,709
*	TD Ameritrade Trust Company	StarTrack Retirement Income Fund	**	515,691
*	TD Ameritrade Trust Company	StarTrack 2020	**	982,634
*	TD Ameritrade Trust Company	StarTrack 2030	**	2,696,769
*	TD Ameritrade Trust Company	StarTrack 2040	**	1,654,807
*	TD Ameritrade Trust Company	StarTrack 2050	**	175,989
	Wells Fargo	Stable Value Fund	**	2,581,728
				72,327,594

*	FirstCash, Inc.	Common Stock (227,987 shares)	**	15,377,723

*	Participant Loans	4.25% – 9.67% interest and varying maturities through 03/31/2039	—	6,849,561

	Total investments			$120,850,970

*	Party-In-Interest
**	Historical cost information not required for participant directed accounts

See Report of Independent Registered Public Accounting Firm.

S-1

REQUIRED INFORMATION

ITEM 1.	Not Applicable

ITEM 2.	Not Applicable

ITEM 3.	Not Applicable

ITEM 4.	Financial Statements and Exhibits

	(a)	Financial Statements

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 2 hereof in the Table of Contents, in lieu of the requirements of Items 1 to 3 above.

	(b)	Exhibits:

		23.1	Consent of Independent Registered Public Accounting Firm, Whitley Penn LLP

		23.2	Consent of Independent Registered Public Accounting Firm, Stovall Grandey & Allen LLP

		32.1	Certification of Plan Administrator

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2018	FIRSTCASH 401(k) PROFIT SHARING PLAN

	By:	/s/ Rick Wessel
Plan Administrator